UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Marina Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.006 per share

(Title of Class of Securities)

56804Q 102

(CUSIP Number)

Ms. Donnalyn Resano

Novartis Bioventures Ltd.

131 Front Street

Hamilton HM 12

Bermuda

+1 441 298 1608

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 56804Q 102

1.	Names of Reporting Persons. Novartis Bioventures Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,197,230

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,197,230

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,197,230

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.65%*

14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated based on 25,393,685 shares of common stock outstanding on November 5, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 15, 2010.

SCHEDULE 13D

CUSIP No. 56804Q 102

1.	Names of Reporting Persons. Novartis AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,197,230

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,197,230

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,197,230

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.65%*

14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated based on 25,393,685 shares of common stock outstanding on November 5, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 15, 2010.

Item 1.	Security and Issuer

This filing relates to the Common Stock, par value $0.006 per share (“Common Stock”), of Marina Biotech, Inc. (f/k/a/ MDRNA, Inc., the “Issuer”), with principal executive offices at 3830 Monte Villa Parkway, Bothell, Washington, 98021.

Item 2.	Identity and Background

a)   Name:

Novartis Bioventures Ltd.
Novartis AG

Novartis Bioventures Ltd. and Novartis AG are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)   Business Address:

Novartis Bioventures Ltd.

131 Front Street

Hamilton HM 12   Bermuda

Mail: PO Box HM 2899

Hamilton HM LX Bermuda

Novartis AG

Lichtstrasse 35,

4002, Basel, Switzerland

(c)   Principal Business and State of Incorporation:

Novartis Bioventures Ltd. (“Novartis Bioventures”) is a corporation organized under the laws of Bermuda and is an indirect wholly-owned subsidiary of Novartis AG. Novartis Bioventures is a venture capital fund whose objective is to generate long-term capital gains for both entrepreneurs and investors. Novartis Bioventures’s principal business is investing in product- and platform-focused biotech, pharmaceutical and healthcare companies at all stages.

Novartis AG (“Novartis”) is a corporation organized under the laws of Switzerland and is the publicly owned parent of a multinational group of companies specializing in the research, development, manufacture, sale and distribution of innovative healthcare products. Novartis is the 100% indirect owner of Novartis Bioventures.  Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products.

(d)   Conviction in a Criminal Proceeding:

Each of the Reporting Persons has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Conviction in a Civil Proceeding:

Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired their interest in the securities described in Item 5 of this filing in connection with the consummation of the merger (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of March 31, 2010, by and among the Issuer, Cequent Pharmaceuticals, Inc. (“Cequent”), Calais Acquisition Corp. and Ampersand 2006 Limited Partnership, as representative of the stockholders of Cequent (the “Merger Agreement”).  On July 21, 2010, the Issuer consummated the Merger pursuant to the terms and conditions of the Merger Agreement. In connection with the Merger, the Issuer issued an aggregate of 9,882,853 shares of Common Stock to the stockholders of Cequent in exchange for all of the shares of Cequent common and preferred stock that were issued and outstanding immediately prior to the Merger.  In connection with the Merger, the Reporting Persons received 2,899,070 shares of Common Stock based on the Reporting Persons’ ownership of Series A-1 preferred stock of Cequent at the time of the Merger.  The Reporting Persons originally funded the acquisitions of Cequent’s preferred stock with working capital and funds available for investment.

Items 4 through 6 of this filing are hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired securities of the Issuer for investment purposes. The Reporting Persons intend to review from time to time their investment in the Issuer and, depending on such review, may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, the Reporting Persons may determine to sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.  In addition, as described in Item 6, Novartis Bioventures intends to enter into separate Transfer and Sale Agreements with seven former employees of Cequent, the Issuer and certain other former stockholders of Cequent whereby an aggregate of 5%, or 144,952 shares, of the 2,899,070 shares of Common Stock that the Reporting Persons received as merger consideration will be transferred to the former employees of Cequent in several installments during 2011.

On July 21, 2010, in connection with the consummation of the Merger, the Issuer entered into a Stockholders’ Agreement the (“Stockholders’ Agreement”) with certain of the principal stockholders of Cequent, pursuant to which Ampersand 2006 Limited Partnership, A.M. Pappas Life Science Ventures III, LP, PVIII CEO Fund, LP and Novartis Bioventures (each, a “Designator”) have the right to designate a total of three (3) members of the Board of Directors of the Issuer (the “Board of Directors”) during the period beginning at the effective time of the Merger and ending immediately prior to the Issuer’s 2011 Annual Meeting of Stockholders. During that period of time the Issuer agreed to maintain a Board of Directors consisting of no more than seven (7) individuals.

Under the Stockholders’ Agreement, the Designators have the right to submit to the Issuer’s Nominating and Corporate Governance Committee (the “Nominating Committee”) for consideration as a director the names of three (3) director nominees, and if the Nominating Committee deems, in the exercise of its reasonable good faith discretion, the director nominees qualified, the Nominating Committee shall appoint the director nominees to serve as directors of the Issuer until the 2011 Annual Meeting of Stockholders. The Issuer shall fill any vacancies that may arise upon the resignation, removal, death or disability of any such director with a new director designated in accordance with the Stockholders’ Agreement, provided that the Designator who designated such director continues to own at least twenty-five percent (25%) of the shares of Common Stock issued to it in connection with the Merger described in Item 3. The initial director nominees of the Designators are Peter D. Parker, Michael D. Taylor, Ph.D. and Chiang J. Li, M.D., each of whom was appointed to serve as a director of the Issuer beginning on July 21, 2010.

Item 5.	Interest in Securities of the Issuer

(a)   Aggregate number and percentage of class beneficially owned:

Each of the Reporting Persons incorporates herein by reference its responses to (11) and (13) on the cover page of this Schedule 13D.

Percent of class:

Novartis Bioventures - 8.65%

Novartis — 8.65%

Percentage calculated based on 25,393,685 shares of Common Stock outstanding on November 5, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 15, 2010.

(b)   Number of shares as to which such person has:

(i)  Sole power to vote or direct the vote:

Novartis Bioventures, and Novartis each have sole voting power over 2,197,230 shares.

(ii) Shared power to vote or direct the vote:

Novartis Bioventures and Novartis each share voting power over 0 shares.

(iii) Sole power to dispose or to direct the disposition of:

Novartis Bioventures and Novartis each have sole power to dispose or to direct the disposition of 2,197,230 shares.

(iv) Shared power to dispose or to direct the disposition of:

Novartis Bioventures and Novartis each have share power to dispose or to direct the disposition of 0 shares.

(c)   Transactions during the past 60 days.

On January 19, 2011 the Reporting Persons sold 42,800 shares of Common Stock at an average sale price of $1.5285 per share.  On January 20, 2011 the Reporting Persons sold 51,400 shares of Common Stock at an average sale price of $1.3631 per share.  On January 21, 2011 the Reporting Persons sold 69,500 shares of Common Stock at an average sale price of $1.2549 per share.  On January 24, 2011 the Reporting Persons sold 72,800 shares of Common Stock at an average sale price of $1.1981 per share.  On January 25, 2011 the Reporting Persons sold 93,005 shares of Common Stock at an average sale price of $1.1243 per share.  On January 26, 2011 the Reporting Persons sold 74,500 shares of Common Stock at an average sale price of $1.1695 per share.  On January 27, 2011 the Reporting Persons sold 201,235 shares of Common Stock at an average sale price of $1.1011 per share.  On January 28, 2011 the Reporting Persons sold 96,600 shares of Common Stock at an average sale price of $1.0892 per share.  All such sales described above were made on behalf of the Reporting Persons by its broker through open market sales.

(d)   Right to dividends or proceeds of sale.

To the best of each of the Reporting Person’s knowledge as of the date hereof, such Reporting Person does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by such Reporting Person.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this statement.

Merger Agreement.

The description of the Merger Agreement in Item 3 is hereby incorporated by reference into this Item 6.

Escrow Agreement.

On July 21, 2010, the Issuer, Ampersand 2006 Limited Partnership, as representative of the former stockholders of Cequent, and American Stock Transfer and Trust Company entered into an Escrow Agreement (the “Escrow Agreement”), which provided that 10% of the aggregate merger consideration received by the former stockholders of Cequent be held in an escrow account until January 1, 2011 for the satisfaction of any claims for indemnification brought by the Issuer for any damages suffered by the Issuer due to Cequent’s breach of a representation or warranty or the non-fulfillment of a covenant in the Merger Agreement and related documents.

Pursuant to the Letter Agreement (as defined below), the funds affiliated with Great Point Partners, LLC were not subject to the Escrow Agreement, and certain former stockholders of Cequent, including Novartis Bioventures, agreed to contribute more than 10% of their merger consideration into the escrow account to ensure that 10% of the aggregate merger consideration was subject to the Escrow Agreement, as required by the Merger Agreement.  As a result, Novartis Bioventures had 347,665, or 12% of the merger consideration that it received, subject to the Escrow Agreement.

While the shares subject to the Escrow Agreement were held in escrow, American Stock Transfer and Trust Company was authorized to vote the escrow shares in a manner consistent with and in the same proportion to the voting of all other shares of Common Stock that were eligible to vote and for which votes were cast in respect of such matter.  The Escrow Agreement expired pursuant to its terms on January 1, 2011.

Stockholders Agreement.

The description of the Stockholders’ Agreement in Item 4 is hereby incorporated by reference into this Item 6.

Registration Rights Agreement.

On July 21, 2010, in connection with the consummation of the Merger contemplated by the Merger Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the stockholders of Cequent, pursuant to which the Issuer agreed (i) to file with the SEC a shelf registration statement under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer and sale of all of the shares of Common Stock issued to such stockholders as a result of the Merger (the “Registrable Shares”) no later than forty-five (45) calendar days from the closing date of the Merger and (ii) to cause such shelf registration statement to be declared effective within ninety (90) calendar days of the closing date of the Merger. Such registration statement included twenty percent (20%) of the aggregate fully diluted shares of Common Stock. On the earlier of (i) five (5) business days following the effective date of such registration statement, and (ii) five (5) months following the closing of the Merger, the Issuer was required to file additional registration statements under and pursuant to the Registration Rights Agreement to register the remaining Registrable Shares.

The Issuer also granted to the stockholders of Cequent certain demand registration rights, which may only be exercised (i) in the event that the Issuer has not filed, and caused to be effective and maintained the effectiveness of a shelf registration statement relating to the Registrable Shares, and (ii) if (based on the then-current market prices) the number of Registrable Shares included in such demand registration would, if fully sold, reasonably be expected to yield gross proceeds of at least $5 million.

In addition, and subject to certain exceptions, the Registration Rights Agreement provides that whenever the Issuer proposes (i) to register any shares of Common Stock under the Securities Act for sale to the public solely for cash, and the form of registration statement to be used may be used for any registration of Registrable Shares or (ii) to sell any shares of Common Stock that have already been registered “off the shelf” by means of a prospectus supplement, the Issuer shall give prompt written notice to the Cequent stockholders that are signatory to the Registration Rights Agreement of the Issuer’s intention to effect such a registration and/or shelf takedown and shall include in such registration statement and in any offering of Common Stock to be made pursuant to that registration statement and/or shelf takedown all Registrable Shares with respect to which the Issuer has received a written request for inclusion therein within twenty (20) days after such stockholder’s receipt of notice from the Issuer.

Pursuant to the Letter Agreement, the funds affiliated with Great Point Partners, LLC negotiated to have the resale shelf registration statement obligation set forth in Section 4 of the Registration Rights Agreement discharged by means of filing two resale shelf registration statements, as follows: the first resale shelf registration statement was limited to 20% of the Issuer’s outstanding Common Stock.  Under the terms of the Letter Agreement all of merger consideration shares received by the funds affiliated with Great Point Partners, LLC were included in the first resale shelf registration statement.  Upon the earlier of five month from the closing of the Merger or five business days after the first resale shelf registration statement is declared effective, the Issuer was required to file a second resale shelf registration statement covering the remaining shares of merger consideration.  Under this arrangement Novartis Bioventures had 1,395,288 of its shares of Common Stock covered by the first resale shelf registration statement that was filed with the SEC on September 7, 2010 and 1,358,830 shares covered in the second resale shelf registration statement that was filed with the SEC on October 12, 2010.

Lock-Up Agreement

As required by the Merger Agreement certain principal stockholders of Cequent, including Novartis Bioventures, and certain members of Cequent’s management entered into Lock-Up Agreements (the “Cequent Lock-Up Agreements”) pursuant to which they agreed not to, without the prior approval of the Issuer, offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock received in the Merger during the period commencing on the effective date of the Merger and ending on the earlier of (A) one hundred and eighty (180) days after the effective date of the Merger or (B) thirty (30) days following the closing of an equity financing by the Issuer for the issuance of shares of equity or securities convertible into or exchangeable or exercisable for shares of equity of the Issuer (an “Equity Financing”) which, when added together to all other Equity Financings from and after the date of execution of the Merger Agreement, results in aggregate gross proceeds to the Issuer of at least $10 million. Prior to the execution of the Merger Agreement, the directors and executive officers of the Issuer entered into Lock-Up Agreements (the “MDRNA Lock-Up Agreements”) providing for similar restrictions on sales and other dispositions of Common Stock commencing upon the signing of the Merger Agreement.  The Cequent Lock-Up Agreements expired upon their terms on January 17, 2011.

Letter Agreement

On July 21, 2010, Novartis Bioventures and certain other former stockholders of Cequent entered into a letter agreement with funds affiliated with Great Point Partners, LLC, and the Issuer which provided for the modifications to the provisions of the Escrow Agreement and the Registration Rights Agreement, as described above (the “Letter Agreement”).

Transfer and Sale Agreements

Novartis Bioventures intends to enter into separate Transfer and Sale Agreements with seven former employees of Cequent, the Issuer, and certain other former stockholders of Cequent whereby an aggregate of 5%, or 144,952 shares, of the 2,899,070 shares that the Reporting Persons received as merger consideration will be transferred to the former employees of Cequent in several installments during 2011.

Incorporation by Reference

The descriptions of the Merger Agreement, the Cequent Lock-Up Agreements, the Escrow Agreement, the Stockholders’ Agreement, and the Registration Rights Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this filing, which are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits
The following agreements are included as exhibits to this filing:

Exhibit 99.1	Joint Filing Agreement. Filed herewith.

Exhibit 99.2

Agreement and Plan of Merger, dated as of March 31, 2010, by and among the Issuer, Cequent, Calais Acquisition Corp. and Ampersand 2006 Limited Partnership, as representative of the stockholders of Cequent. Previously filed as Exhibit 2.1 to the Issuer’s Current Report of Form 8-K filed on April 6, 2010 and incorporated herein by reference.

Exhibit 99.3

Form of Cequent Lock-Up Agreement signed by the Principal Stockholders of Cequent. Previously filed as Exhibit 10.1 to the Issuer’s Current Report of Form 8-K filed on April 6, 2010 and incorporated herein by reference.

Exhibit 99.4

Registration Rights Agreement, dated July 21, 2010, by and among the Issuer and the stockholders of Cequent. Previously filed as Exhibit 10.1 to the Issuer’s Current Report of Form 8-K filed on July 23, 2010 and incorporated herein by reference.

Exhibit 99.5

Stockholders’ Agreement, dated July 21, 2010, by and among the Issuer and the principal stockholders of Cequent. Previously filed as Exhibit 10.2 to the Issuer’s Current Report of Form 8-K filed on July 23, 2010 and incorporated herein by reference.

Exhibit 99.6

Escrow Agreement, dated July 21, 2010, by and among the Issuer, Ampersand 2006 Limited Partnership, as representative of the former stockholders of Cequent, and American Stock Transfer and Trust Company.  Previously filed as Exhibit 6 to the Reporting Persons’ Schedule 13D filed on August 3, 2010 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete, and correct.

NOVARTIS BIOVENTURES LTD.

Dated: January 31, 2011	/s/ Timothy C. Faries
	By:	Timothy C. Faries
	Title:	Director

Dated: January 31, 2011	/s/ Hanna Szepietowska
	By:	Hanna Szepietowska
	Title:	Authorized Signatory

NOVARTIS AG

Dated: January 31, 2011	/s/ Bruno Heynen
	By:	Bruno Heynen
	Title:	Authorized Signatory

Dated: January 31, 2011	/s/ Andreas Bohrer
	By:	Andreas Bohrer
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement. Filed herewith.

Exhibit 99.2

Agreement and Plan of Merger, dated as of March 31, 2010, by and among the Issuer, Cequent, Calais Acquisition Corp. and Ampersand 2006 Limited Partnership, as representative of the stockholders of Cequent. Previously filed as Exhibit 2.1 to the Issuer’s Current Report of Form 8-K filed on April 6, 2010 and incorporated herein by reference.

Exhibit 99.3

Form of Cequent Lock-Up Agreement signed by the Principal Stockholders of Cequent. Previously filed as Exhibit 10.1 to the Issuer’s Current Report of Form 8-K filed on April 6, 2010 and incorporated herein by reference.

Exhibit 99.4

Registration Rights Agreement, dated July 21, 2010, by and among the Issuer and the stockholders of Cequent. Previously filed as Exhibit 10.1 to the Issuer’s Current Report of Form 8-K filed on July 23, 2010 and incorporated herein by reference.

Exhibit 99.5

Stockholders’ Agreement, dated July 21, 2010, by and among the Issuer and the principal stockholders of Cequent. Previously filed as Exhibit 10.2 to the Issuer’s Current Report of Form 8-K filed on July 23, 2010 and incorporated herein by reference.

Exhibit 99.6

Escrow Agreement, dated July 21, 2010, by and among the Issuer, Ampersand 2006 Limited Partnership, as representative of the former stockholders of Cequent, and American Stock Transfer and Trust Company. Previously filed as Exhibit 6 to the Reporting Persons’ Schedule 13D filed on August 3, 2010 and incorporated herein by reference.